April 13, 2017


Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-182763; 811-04294  ("Guide")
	File No. 333-189593; 811-04294 ("W&R Annuity II")
	File No. 333-140230; 811-04294 ("Extra")
	File No. 333-212515; 811-04294 ("Advantage")

Dear Mr. Zapata:

Thank you for the opportunity to respond to the Staff's comments, provided via telephone on April 4, 2017, regarding the above-listed registration statements filed by Minnesota Life Insurance Company (the "Company"). Each of the Staff's comments is set forth below, followed by the Company's response. The responses apply to each registration statement referenced above, as applicable and unless otherwise noted.

The following revisions will be incorporated into the above-referenced registration statements once the Company receives Staff approval to do so:

GENERAL COMMENTS Guide, W&R Annuity II, Extra, and Advantage (as applicable)

1.	Comment Riders No Longer Available:  The underlying prospectuses are lengthy and contain information regarding optional benefits (i.e, riders) that are no longer offered. Please consider: 1) filing new registration statements for these file numbers; 2) moving information regarding riders to an appendix of the prospectus and 3) revising the heading of the Optional Rider sections to clearly indicate that certain riders are no longer available.

	Response:
The Company has considered the Staff's request to file new registration statements, and the Company respectfully declines to file new registration statements at this time. The Company will, however, consider moving information regarding riders that are longer offered to an appendix in subsequent amendments. Please note that implementing the Staff's changes would require significant time and resources. The Company agrees to more clearly indicate the riders that are no longer available by revising the appropriate section headings to the following (or something similar):
"Other Optional Riders  No Longer Available".

2.	Comment  State Variations of Contract Features:  Please confirm all material state variations of contracts and riders are disclosed.

	Response:
	To the extent there are comments from state regulators creating material variations to the provisions required in Form N-4, the variations are reflected in the registration statement. The beginning of the prospectuses also includes language describing the potential for contract variations from state to state. We believe this disclosure sufficiently addresses the requirements of Form N-4.

3.	Comment  Discussion and Presentation of Estate Enhanced Benefit II (EEB
II) Rider: The EEB II Rider is presented in a different format than the other death benefit riders at the beginning of the prospectuses. Please explain the reason for this difference and consider presenting the EEB II
Rider in a similar format.

	Response:
The EEB II Rider differs from the other death benefit riders in two respects: 1) its value is calculated differently and 2) it can be purchased in conjunction with some of the other death benefit riders. Because of these differences we believe it's reasonable to present the EEB II Rider in a different format. The Company also believes that the presentation (i.e., bolding the product name) and narrative discussion of the option is consistent with the requirements of Form N-4 and provides clarity for the reader.

4.	Comment  Voting Rights:  Consider adding a discussion of "echo voting" in the voting rights section.

	Response:
In the Voting Rights section of the prospectus, the Company accurately describes the process for voting portfolio shares held in the variable annuity account. Specifically, it states that shares for which no instructions are received will be voted in the same proportion as shares for which instructions have been received. The Company believes this section adequately describes how shares are voted and is consistent with the guidance in Item 5(e) of Form N-4. Therefore, the Company believes introducing a new term ("echo voting") into a lengthy registration statement does not serve to increase owner understanding of the product or owner rights.

5.	Comment  Use of Two Abbreviations for Premier Protector Death Benefit
Rider: Consider using one abbreviation for rider in registration statements.

	Response:
The Company prefers to have the flexibility of two abbreviations for the premier protector death benefit rider, as the rider may be referred to differently in other forms of written (and oral) communication. The Company does not believe that listing two abbreviations creates confusion for the reader or is otherwise inconsistent with the guidelines of Form N-4.

6.	Comment  Item 18 of SAI:  Please confirm compliance with Item 18
("Services") of Form N-4.

	Response:
The Company confirms compliance with Item 18 of Form N-4.

7.	Comment  Other Optional Benefit Charges Table:  Consider revising table to list the maximum possible annual charge in the first column.

	Response:
The Company will revise the tables consistent with the Staff's comments.


COMMENTS - Extra

1.	Comment  Credit Enhancement or "Bonus" Feature:  Confirm how the "bonus"
feature is treated with respect to surrender charge.

	Response:
Surrender charges are applied to purchase payments and are not impacted by the credit enhancement. All or part of the credit enhancement (i.e., "bonus") is recaptured if you surrender the contract within the first seven years, as explained on page 5 of the prospectus. More detailed information regarding the credit enhancement is included the Credit Enhancement and Recapture section of the prospectus. We believe the above disclosures adequately explain how the feature operates.

2.	Comment  Deferred Sales Charge Percentage:  Clarify what the percentage of the deferred sales charge (DSC) represents.

	Response:
The DSC percentage on page 16 of the prospectus represents the amount of charge applied to purchase payments, as applicable. The Company will add language indicating that the percent of DSC is applied to purchase payments.

3.	Comment  Credit Enhancement Schedule Recapture Percentage:  The percent of credit enhancement recapture should be expressed by two decimal places.

	Response:
In order to calculate the amount recaptured to the penny, the Company uses a four decimal point recapture percentage. We believe disclosing the four decimal point recapture percentage provides the customer with the most accurate information. If the Staff has concerns with this approach, please let us know.

4.	Comment  Transfer Fee Table:  Consider revising transfer fee schedule to indicate the maximum charge and the current transfer charge.

	Response:
The Company will revise the transfer fee table on page 16 to indicate the maximum and current transfer charge.

5.	Comment  Fees and Expenses Upon Annuitization:  Please clarify the nature of the expenses that apply once annuity payments commence.

	Response:
Upon annuitization, fees and expenses are calculated as a percentage of the contract value. This is disclosed in the heading of the "After Annuity Payments Commence" section on page 20. The Company believes this language sufficiently describes how fees and expenses are determined once annuity payments begin.

6.	Comment  Regulatory Relief for Credit Enhancement and Recapture:  Please
confirm the regulatory relief for the credit enhancement feature.


	Response:
Please see Investment Company Act of 1940 Release No. 27979, dated September 25, 2007.

7.	Comment  Reference to Underlying Funds Prospectus in Allowable Sub-
Account Section: Consider removing reference to "sub-account prospectus" in the underlying fund prospectus on page 117.

	Response:
Given the size of the underlying fund prospectus (i.e., over 400 pages), the Company believes the reference that the sub-account prospectus is part of the underlying fund prospectus is helpful for the reader.

8.	Comment  Reference to Commission Staff in the Fixed Account Section:
Consider removing references to Commission Staff and federal securities laws on page 210.

	Response:
The Company will revise the section on page 210 consistent with the Staff's comments.

9.	Comment  Appendix D Illustrations:  Please indicate whether illustrated options are available.

	Response:
As described in the prospectus, the product illustrated in Appendix D is no longer available. The Company will add a disclosure to Appendix D indicating that the option is no longer available.


COMMENTS - Guide

1.	Comment  Description of B and L Series:  Consider further explanation of the B and L Series in the prospectus.

	Response:
	The prospectus outlines the similarities and differences between B and L Series in the beginning of the prospectus and in subsequent sections.
Please note that L Series will no longer be offered as of May 1, 2017, and this change will be reflected in the prospectus.

	The Company will also be adding the following language at the beginning of the prospectus:

This Prospectus describes two different types of Contracts: B Series and L Series. The primary differences are the deferred sales charge and expenses (e.g., L Series has higher Separate Account charges and a shorter deferred sales charge schedule than B Series). L Series is not available for Contracts applied for on or after May 1, 2017.

The Company believes this disclosure, along with existing language in the prospectus, sufficiently explains the two types of contracts.

2.	Comment  Clarity In Rider Section:  Consider different comma usage in the acceleration of benefit section on page 54 for additional clarity.

	Response:
The Company will revise the section on page 54 consistent with the Staff's comments.


COMMENTS  W&R Annuity II

1.	Comment  Additional Definitions:  Consider adding or revising the definitions for accumulation unit value, business day, and general account.

	Response:
The Company will add and revise the definitions consistent with the Staff's comments.

2.	Comment  Credit Enhancement Discussion:  The discussion of the credit enhancement feature is different than in other variable annuity contracts with a credit enhancement feature. Please explain why or consider similar disclosures.

	Response:
As opposed to other credit enhancement features, the credit enhancement for W&R Annuity II is a nominal bonus applied to larger than average contract sizes. In addition, the W&R Annuity II feature has a minimum purchase payment threshold and the credits can increase based on the amount of purchase payments, all of which is explained in the prospectus. The similar feature in Extra does not have a minimum purchase payment threshold and provides a fixed credit enhancement percentage, irrespective of purchase payments. The Company believes these differences warrant the different disclosures and explanations in the respective prospectuses.

3.	Comment  Cross Reference for Allocation Restriction for Optional Riders:
Please consider on page 8 a cross reference to information on asset allocation requirements.

	Response:
The bottom of page 8 refers the reader to the "Optional Living Benefit Riders" section of the prospectus for further details on limitations, restrictions, features and benefits. This section includes a discussion of asset allocation requirements.

4.	Comment  Reference to Premier II Death Benefit:  Please use consistent abbreviation for Premier II Death Benefit option on page 10.

	Response:
The Company will revise page 10 consistent with the Staff's comments.

5.	Comment  Owner Expense Example Revisions:  Consider removing any unnecessary bulleted information on page 11.

	Response:
The Company will revise page 11 consistent with the Staff's comments.

6.	Comment  SAI Contracts Sold:  Consider revising language on page 1 to indicate whether contracts are currently offered for sale.

	Response:
The Company confirms that contracts are currently offered for sale and will revise the SAI consistent with the Staff's comments.

7.	Comment  Regulatory Relief for Credit Enhancement and Recapture:  Please
confirm the regulatory relief for the credit enhancement feature.

	Response:
Please see Investment Company Act of 1940 Release No. 30850, dated December 30, 2013.


COMMENTS  Advantage

1.	Comment  Rate Sheet Disclosures:  Please confirm that rate sheets and related disclosures will be delivered with the prospectus.

	Response:
The Company confirms that the required rate sheets and related disclosures are delivered with the prospectus, as applicable.

2.	Comment  Availability of Rate Sheet Information:  Considering adding disclosures on how to obtain rate sheet information.

	Response:
	Current rates and related disclosures are provided in the respective sections of the prospectus. Also, the Rate Sheet Prospectus Supplement contains the following language: "Please work with your financial representative or contact us at (800) 362-3141 to confirm current rates." Current rates are included in the sections for the lifetime income riders. In addition, the historic rates and applicable periods are disclosed in an appendix to the prospectus. Finally, the "How To Contact Us" section at the front of prospectus provides multiple ways for a customer to contact the Company with questions.

	We believe the above information provides adequate notification to customers on how to obtain additional information about their contracts, including current benefit base enhancement rates and annual income percentages.

3.	Comment  Owner Expense Sections:  Please indicate in headings that expenses are applicable to Contractowners.

	Response:
The Company will revise the expense pages consistent with the Staff's comments.
..
4.	Comment  Expenses After Annuity Payments Commence Section:  Please
confirm that the expenses are a percentage of the average account value.

	Response:
The Company confirms that the expenses applicable after annuity payments begin, as presented on page 11, are a percentage of the average account value.


Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Senior Counsel
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